SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of July 2019

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Material Contained in this Report

Page
1.	ORIX’s First Quarter Consolidated Financial Results (April 1, 2019 – June 30, 2019) filed with the Tokyo Stock Exchange on Monday July 29, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: July 29, 2019	By	/s/ Shoji Taniguchi
Shoji Taniguchi
Member of the Board of Directors and Managing Executive Officer
Responsible for Treasury and Accounting Headquarters
Assistant to CEO
ORIX Corporation

Consolidated Financial Results

April 1, 2019 – June 30, 2019

July 29, 2019

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2019 to June 30, 2019

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Three Months Ended June 30, 2019

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
June 30, 2019	536,980	(11.1%)	75,651	(17.8%)	98,860	(10.9%)	69,210	(13.4%)
June 30, 2018	603,917	(23.8%)	91,995	0.0%	110,954	(18.2%)	79,947	(10.9%)

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥48,672 million for the three months ended June 30, 2019 (year-on-year change was a 35.2% decrease) and ¥75,118 million for the three months ended June 30, 2018 (year-on-year change was a 20.3% decrease).

	Basic Earnings Per Share	Diluted Earnings Per Share
June 30, 2019	54.07	54.02
June 30, 2018	62.46	62.41

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share and dividend amounts which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
June 30, 2019	12,404,945	2,945,963	2,887,070	23.3%
March 31, 2019	12,174,917	2,953,201	2,897,074	23.8%

*Note 2:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”
“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2019	—	30.00	—	46.00	76.00
March 31, 2020	—	—	—	—	—

March 31, 2020 (Est.)	—	35.00	—	—	—

*Note 3:	Estimated dividend amount for the fiscal year ending March 31, 2020 has not yet been determined.

3. Targets for the Year Ending March 31, 2020 (Unaudited)

In order to facilitate a better understanding of our medium- and long- term growth projections by our shareholders and potential investors, we decided to include our medium-term strategic directions in this document. For details, refer to “1.Summary of Consolidated Financial Results (3) Medium-Term Strategic Directions FY2019-2021” on page 8.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( x ) No ( )

2. Other than those above	Yes ( ) No ( x )

*Note 4:	For details, please refer to “2. Financial Information (6) Changes in Accounting Policies” on page 14.

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,324,629,128 as of June 30, 2019, and 1,324,629,128 as of March 31, 2019.

2. The number of treasury shares was 42,843,904 as of June 30, 2019, and 42,843,783 as of March 31, 2019.

3. The average number of outstanding shares was 1,279,961,304 for the three months ended June 30, 2019, and 1,280,053,507 for the three months ended June 30, 2018.

The Company’s shares held through the Board Incentive Plan Trust (1,823,993 shares as of June 30, 2019 and 1,823,993 shares as of March 31, 2019) are not included in the number of treasury stock shares as of the end of the periods, but are included in the average number of shares outstanding as treasury stock shares that are deducted from the basis of the calculation of per share data.

1. Summary of Consolidated Financial Results

(1) Financial Highlights

Financial Results for the Three Months Ended June 30, 2019

		Three months ended June 30, 2018	Three months ended June 30, 2019	Change
				Amount	Percent
Total Revenues	(millions of yen)	603,917	536,980	(66,937)	(11)%
Total Expenses	(millions of yen)	511,922	461,329	(50,593)	(10)%
Income before Income Taxes	(millions of yen)	110,954	98,860	(12,094)	(11)%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	79,947	69,210	(10,737)	(13)%
Earnings Per Share (Basic)	(yen)	62.46	54.07	(8.39)	(13)%
(Diluted)	(yen)	62.41	54.02	(8.39)	(13)%
ROE (Annualized) *1	(%)	11.9	9.6	(2.3)	—
ROA (Annualized) *2	(%)	2.81	2.25	(0.56)	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Overview of Business Performance (April 1, 2019 to June 30, 2019)

Total revenues for the three months ended June 30, 2019 (hereinafter, “the first consolidated period”) decreased 11% to ¥536,980 million compared to ¥603,917 million during the same period of the previous fiscal year due to a decrease in sales of goods and real estate despite an increase in finance revenues.

Total expenses decreased 10% to ¥461,329 million compared to ¥511,922 million during the same period of the previous fiscal year due to a decrease in costs of goods and real estate sold despite an increase in selling, general and administrative expenses.

In addition, although equity in net income of affiliates increased, income before income taxes for the first consolidated period decreased 11% to ¥98,860 million compared to ¥110,954 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation shareholders decreased 13% to ¥69,210 million compared to ¥79,947 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the first consolidated period decreased 12% to ¥100,341 million compared to the same period of the previous fiscal year.

ORIX made DAIKYO INCORPORATED (hereinafter, “DAIKYO”) a wholly-owned subsidiary in January 2019 to complement their respective real estate businesses and to jointly aim for medium- and long-term growth as a comprehensive real estate business. Accordingly, ORIX changed the segment classification of DAIKYO from Investment and Operation segment to Real Estate segment. As a result of this change, segment figures during the same period of the previous fiscal year have been reclassified.

The Company and its subsidiaries adopted Accounting Standards Update 2016-02 (ASC 842 (“Leases”)) (hereinafter, “new lease standard”) on April 1, 2019. The impact of this adoption has resulted in gross up of right-of-use (hereinafter, “ROU”) assets of investment in operating leases and property under facility operations principally for operating leases, where it is the lessee, such as land leases and office and equipment leases in all of our segments except for Retail segment. For further information, see “(6) Changes in Accounting Policies—(Application of New Accounting Standards)”.

Segment information for the first consolidated period is as follows:

Corporate Financial Services Segment: Finance and fee business

	Three months ended June 30, 2018 (millions of yen)	Three months ended June 30, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	25,004	21,715	(3,289)	(13)
Segment Profits	7,820	4,066	(3,754)	(48)

	As of March 31, 2019 (millions of yen)	As of June 30, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	959,725	1,000,150	40,425	4

Segment revenues decreased 13% to ¥21,715 million compared to the same period of the previous fiscal year due to decreases in finance revenues and in services income.

As a result of the foregoing and an increase in selling, general and administrative expenses, segment profits decreased 48% to ¥4,066 million compared to the same period of the previous fiscal year.

Segment assets increased 4% to ¥1,000,150 million compared to the end of the previous fiscal year due to an increase in investment in operating leases by the adoption of the new lease standard.

Maintenance Leasing Segment: Automobile leasing and rentals, car-sharing; test and measurement instruments and IT-related equipment rentals and leasing

	Three months ended June 30, 2018 (millions of yen)	Three months ended June 30, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	69,858	72,581	2,723	4
Segment Profits	9,696	7,919	(1,777)	(18)

	As of March 31, 2019 (millions of yen)	As of June 30, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	873,775	880,680	6,905	1

Segment revenues increased 4% to ¥72,581 million compared to the same period of the previous fiscal year due to an increase in operating leases revenues.

Segment profits decreased 18% to ¥7,919 million compared to the same period of the previous fiscal year due to an increase in selling, general and administrative expenses.

Segment assets increased 1% to ¥880,680 million compared to the end of the previous fiscal year due to an increase in investment in operating leases by the adoption of the new lease standard.

Real Estate Segment: Real estate development, rental and management; facility operation; real estate investment management

	Three months ended June 30, 2018 (millions of yen)	Three months ended June 30, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	113,377	93,257	(20,120)	(18)
Segment Profits	20,494	4,468	(16,026)	(78)

	As of March 31, 2019 (millions of yen)	As of June 30, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	720,221	813,695	93,474	13

Segment revenues decreased 18% to ¥93,257 million compared to the same period of the previous fiscal year due to a decrease in services income from facilities operations which recognized significant gains on sales of property during the same period of the previous fiscal year.

Segment profits decreased 78% to ¥4,468 million compared to the same period of the previous fiscal year.

Segment assets increased 13% to ¥813,695 million compared to the end of the previous fiscal year due to increases in investment in operating leases and in property under facility operations by the adoption of the new lease standard.

Investment and Operation Segment: Environment and energy, private equity and concession

	Three months ended June 30, 2018 (millions of yen)	Three months ended June 30, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	175,269	116,665	(58,604)	(33)
Segment Profits	13,630	14,231	601	4

	As of March 31, 2019 (millions of yen)	As of June 30, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	733,612	750,321	16,709	2

Segment revenues decreased 33% to ¥116,665 million compared to the same period of the previous fiscal year due to a decrease in sales of goods.

Segment profits increased 4% to ¥14,231 million compared to the same period of the previous fiscal year due to the recognition of gains on sales of shares of a subsidiary.

Segment assets increased 2% to ¥750,321 million compared to the end of the previous fiscal year due to an increase in property under facility operations by the adoption of the new lease standard.

Retail Segment: Life insurance, banking and card loan

	Three months ended June 30, 2018 (millions of yen)	Three months ended June 30, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	102,815	108,679	5,864	6
Segment Profits	21,785	21,589	(196)	(1)

	As of March 31, 2019 (millions of yen)	As of June 30, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	3,571,437	3,735,056	163,619	5

Segment revenues increased 6% to ¥108,679 million compared to the same period of the previous fiscal year due to an increase in life insurance premiums.

Segment profits decreased 1% to ¥21,589 million compared to the same period of the previous fiscal year due to increases in selling, general and administrative expenses.

Segment assets increased 5% to ¥3,735,056 million compared to the end of the previous fiscal year due to increases in investment in securities and in installment loans.

Overseas Business Segment: Asset management, aircraft- and ship-related operations, private equity and finance

	Three months ended June 30, 2018 (millions of yen)	Three months ended June 30, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	118,479	126,500	8,021	7
Segment Profits	40,006	48,068	8,062	20

	As of March 31, 2019 (millions of yen)	As of June 30, 2019 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	3,138,928	3,094,468	(44,460)	(1)

Segment revenues increased 7% to ¥126,500 million compared to the same period of the previous fiscal year due to increases in finance revenues and gains on investment securities.

As a result of the foregoing and an increase in equity in net income of affiliates, segment profits increased 20% to ¥48,068 million compared to the same period of the previous fiscal year.

Segment assets decreased 1% to ¥3,094,468 million compared to the end of the previous fiscal year due to decreases in investment in securities and in investment in affiliates.

(2) Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2019	As of June 30, 2019	Change
				Amount	Percent
Total Assets	(millions of yen)	12,174,917	12,404,945	230,028	2%
(Segment Assets)		9,997,698	10,274,370	276,672	3%
Total Liabilities	(millions of yen)	9,211,936	9,449,469	237,533	3%
(Long- and Short-term Debt)		4,495,771	4,448,993	(46,778)	(1)%
(Deposits)		1,927,741	1,987,341	59,600	3%
Shareholders’ Equity	(millions of yen)	2,897,074	2,887,070	(10,004)	(0)%
Shareholders’ Equity Per Share	(yen)	2,263.41	2,255.59	(7.82)	(0)%

Note 1	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on U.S. GAAP.
2	Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets increased 2% to ¥12,404,945 million compared to the end of the previous fiscal year due to not only an increase in installment loans, but also increases in investment in operating leases, property under facility operations and office facilities by the adoption of the new lease standard. In addition, segment assets increased 3% to ¥10,274,370 million compared to the end of the previous fiscal year.

Total liabilities increased due to not only increases in short-term debt and deposits, but also an increase in other liabilities by the adoption of the new lease standard.

Shareholders’ equity remained flat at ¥2,887,070 million compared to the end of the previous fiscal year.

(3) Medium-Term Strategic Directions FY2019-2021

ORIX Group manages its business portfolio by dividing it into six segments: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail, and Overseas Business. Furthermore, taking risk and capital requirements into account, ORIX Group categorizes these six segments into three categories: “Finance,” “Operation” and “Investment” to describe its mid-term strategic directions.

The “Finance” business is ORIX Group’s customer base and source of information. However, given that the low interest rate environment makes growth difficult in the financial business, ORIX Group will continue to focus on “Operation” and “Investment” to grow stable earnings and will proactively enter new markets to nurture its next core businesses.

The “Operation” business for which operational risk is taken by ORIX Group is positioned as ORIX Group’s growth driver and source for new and stable earnings. ORIX Group will engage in M&A and expand new investment with a focus on the environment and energy business, asset management business, concession business and life insurance business as well as other new business areas coming from the change in society and the market.

The “Investment” business provides ORIX Group with opportunities to develop new businesses. ORIX Group focuses mainly on private equity businesses in Japan and overseas, aircraft- and ship-related operations and will expand the scale of those businesses.

From the fiscal year ended March 31, 2019 to the fiscal year ending March 31, 2021, ORIX Group aims to achieve annual net income attributable to ORIX Corporation shareholders growth of between 4% to 8%, and to maintain ROE above 11%.

Although forward-looking statements in this document are attributable to current information available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

2. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

(millions of yen)

Assets		As of March 31, 2019	As of June 30, 2019
Cash and Cash Equivalents		1,161,032	1,025,879
Restricted Cash		122,548	116,951
Investment in Direct Financing Leases		1,155,632	0
Net Investment in the Leases		0	1,134,033
Installment Loans		3,277,670	3,371,984
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2019	¥38,671 million
June 30, 2019	¥33,720 million
Allowance for Doubtful Receivables on Finance Leases and Probable Loan Losses		(58,011)	(54,808)
Investment in Operating Leases		1,335,959	1,454,598
Investment in Securities		1,928,916	1,977,887
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2019	¥27,367 million
June 30, 2019	¥23,943 million
Property under Facility Operations		441,632	509,001
Investment in Affiliates		842,760	820,455
Trade Notes, Accounts and Other Receivable		280,590	288,087
Inventories		115,695	125,188
Office Facilities		108,390	186,603
Other Assets		1,462,104	1,449,087
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2019	¥12,449 million
June 30, 2019	¥11,916 million

Total Assets		12,174,917	12,404,945

Liabilities and Equity
Short-term Debt		309,549	336,716
Deposits		1,927,741	1,987,341
Trade Notes, Accounts and Other Payable		293,480	221,843
Policy Liabilities and Policy Account Balances		1,521,355	1,535,631
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2019	¥360,198 million
June 30, 2019	¥347,173 million
Current and Deferred Income Taxes		355,843	368,004
Long-term Debt		4,186,222	4,112,277
Other Liabilities		617,746	887,657

Total Liabilities		9,211,936	9,449,469

Redeemable Noncontrolling Interests		9,780	9,513

Commitments and Contingent Liabilities

Common Stock		221,111	221,111
Additional Paid-in Capital		257,625	257,911
Retained Earnings		2,555,585	2,565,833
Accumulated Other Comprehensive Income (Loss)		(61,343)	(81,881)
Treasury Stock, at Cost		(75,904)	(75,904)

Total ORIX Corporation Shareholders’ Equity		2,897,074	2,887,070
Noncontrolling Interests		56,127	58,893

Total Equity		2,953,201	2,945,963

Total Liabilities and Equity		12,174,917	12,404,945

Note 1:	Breakdowns of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2019	As of June 30, 2019
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	17,389	22,627
Debt valuation adjustments	582	714
Defined benefit pension plans	(27,902)	(27,563)
Foreign currency translation adjustments	(43,558)	(65,940)
Net unrealized losses on derivative instruments	(7,854)	(11,719)

Total	(61,343)	(81,881)

Note 2:

Accounting Standards Update 2016-02 (ASC 842 (“Leases”)) has been applied since April 1, 2019, and the amounts of investment in direct financing leases have been reclassified to net investment in the leases. For further information, see “(6) Changes in Accounting Policies—(Application of New Accounting Standards)”.

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Three months ended June 30, 2018	Three months ended June 30, 2019
Revenues :
Finance revenues	56,559	62,497
Gains on investment securities and dividends	7,507	13,543
Operating leases	95,279	95,591
Life insurance premiums and related investment income	82,859	87,690
Sales of goods and real estate	154,455	87,152
Services income	207,258	190,507

Total Revenues	603,917	536,980

Expenses :
Interest expense	20,149	26,166
Costs of operating leases	62,737	65,096
Life insurance costs	57,013	61,761
Costs of goods and real estate sold	142,721	75,432
Services expense	118,111	117,326
Other (income) and expense, net	1,063	(596)
Selling, general and administrative expenses	105,156	111,408
Provision for doubtful receivables and probable loan losses	4,946	4,716
Write-downs of long-lived assets	26	20
Write-downs of securities	0	0

Total Expenses	511,922	461,329

Operating Income	91,995	75,651
Equity in Net Income of Affiliates	5,173	12,983
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	13,786	9,204
Bargain Purchase Gain	0	1,022

Income before Income Taxes	110,954	98,860
Provision for Income Taxes	30,922	28,956

Net Income	80,032	69,904

Net Income Attributable to the Noncontrolling Interests	34	385

Net Income Attributable to the Redeemable Noncontrolling Interests	51	309

Net Income Attributable to ORIX Corporation Shareholders	79,947	69,210

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

(millions of yen)

	Three months ended June 30, 2018	Three months ended June 30, 2019
Net Income :	80,032	69,904

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	238	5,235
Net change of debt valuation adjustments	(3)	132
Net change of defined benefit pension plans	(13)	339
Net change of foreign currency translation adjustments	(4,736)	(23,940)
Net change of unrealized gains (losses) on derivative instruments	(30)	(3,879)
Total other comprehensive income (loss)	(4,544)	(22,113)

Comprehensive Income	75,488	47,791

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	23	(903)

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	347	22

Comprehensive Income Attributable to ORIX Corporation Shareholders	75,118	48,672

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(6) Changes in Accounting Policies

(Application of New Accounting Standards)

In February 2016, the new lease standard was issued, and related amendments were issued thereafter. These Updates require a lessee to recognize most leases on the balance sheet. Lessor accounting remains substantially similar to current U.S. GAAP but with some changes. These Updates require an entity to disclose more information about leases than under the current disclosure requirements. The Company and its subsidiaries adopted these Updates, including Accounting Standards Update 2019-01, on April 1, 2019 and used the beginning of the fiscal year of adoption as the date of initial adoption. Consequently, financial information of comparative periods has not been updated and the disclosures required under the new lease standard are not provided for periods before April 1, 2019.

The new lease standard provides a number of optional practical expedients in transition. The Company and its subsidiaries have elected the “package of practical expedients”, which permits the Company and its subsidiaries to not reassess under the new lease standard the prior conclusions about lease identification, lease classification and initial direct costs. The Company and its subsidiaries have elected other new lease standard’s available transitional practical expedients. The new lease standard also provides practical expedients for an entity’s ongoing accounting. The Company and its subsidiaries have elected the short-term lease recognition exemption mainly for vehicle and office equipment leases. Consequently, for those leases that meet the requirements, the Company and its subsidiaries have not recognized ROU assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition. The Company and its subsidiaries also have elected the practical expedient to not separate lease and non-lease components for part of leases as lessors.

The impact of the adoption of these Updates has resulted in a gross up of ROU assets and corresponding lease liabilities principally for operating leases, such as land leases and office and equipment leases where it is the lessee. The effect of the adoption of these Updates on the Company and its subsidiaries’ financial position at the adoption date was increases of ROU assets of ¥134,345 million in investment in operating leases, ¥77,989 million in property under facility operations, ¥75,805 million in office facilities and lease liabilities of ¥284,867 million in other liabilities in the consolidated balance sheet as of April 1, 2019. ROU assets in investment in operating leases, property under facility operations and office facilities were ¥130,670 million, ¥76,454 million and ¥74,574 million, respectively, and lease liabilities in other liabilities were ¥277,935 million as of June 30, 2019.

(7) Segment Information (Unaudited)

Segment Information by Sector

					(millions of yen)

	Three Months ended June 30, 2018		Three Months ended June 30, 2019		March 31, 2019	June 30, 2019
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services	25,004	7,820	21,715	4,066	959,725	1,000,150
Maintenance Leasing	69,858	9,696	72,581	7,919	873,775	880,680
Real Estate	113,377	20,494	93,257	4,468	720,221	813,695
Investment and Operation	175,269	13,630	116,665	14,231	733,612	750,321
Retail	102,815	21,785	108,679	21,589	3,571,437	3,735,056
Overseas Business	118,479	40,006	126,500	48,068	3,138,928	3,094,468

Segment Total	604,802	113,431	539,397	100,341	9,997,698	10,274,370

Difference between Segment Total and Consolidated Amounts	(885)	(2,477)	(2,417)	(1,481)	2,177,219	2,130,575

Consolidated Amounts	603,917	110,954	536,980	98,860	12,174,917	12,404,945

Note 1:

The Company evaluates the performance of segments based on income before income taxes, adjusted for net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

ORIX made DAIKYO a wholly-owned subsidiary in January 2019 to complement their respective real estate businesses and to jointly aim for medium- and long-term growth as a comprehensive real estate business. Accordingly, ORIX changed the segment classification of DAIKYO from Investment and Operation segment to Real Estate segment. As a result of this change, segment figures during the same period of the previous fiscal year have been reclassified.

Note 3:

The Company and its subsidiaries adopted the new lease standard on April 1, 2019. The impact of the adoption has resulted in gross up of ROU assets of investment in operating leases and property under facility operations principally for operating leases, where it is the lessee, such as land leases and office and equipment leases in all of our segments except for retail segment. For further information, see “(6) Changes in Accounting Policies—(Application of New Accounting Standards)”.

Note 4:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in difference between segment total and consolidated amounts.

(8) Subsequent Events

There are no material subsequent events.